Filed Pursuant to Rule 433

Registration No. 333-213047

Pricing Term Sheet

July 17, 2017

Issuer:	American Honda Finance Corporation

Security:	Floating Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A1 (on review for downgrade) Standard & Poor’s Ratings Services: A+ (negative outlook)

CUSIP/ISIN:	02665WBR1 / US02665WBR16

Trade Date:	July 17, 2017

Original Issue Date:	July 20, 2017

Stated Maturity Date:	January 22, 2019

Principal Amount:	$750,000,000

Interest Category:	Regular Floating Rate Note

Interest Rate Basis:	LIBOR

Designated LIBOR Page:	Reuters Page LIBOR01

Index Maturity:	3 Month

Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on July 18, 2017 plus the Spread, accruing from July 20, 2017.

Initial Interest Reset Date:	October 22, 2017

Interest Reset Dates:	Each Interest Payment Date

Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date

Interest Payment Frequency:	Quarterly

Interest Payment Dates:	Each January 22, April 22, July 22 and October 22, beginning on October 22, 2017 (long first coupon), and on the Stated Maturity Date

Spread:	+15 bps

Designated LIBOR Currency:	U.S. dollars

Price to Public:	100.000%

Commission:	0.055%

Net Proceeds to Issuer:	99.945% / $749,587,500

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following (adjusted); provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest that is due on the Stated Maturity Date will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	New York and London

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

DTC Number:	573

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated August 10, 2016 and the related prospectus dated August 10, 2016; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request it by calling Barclays Capital Inc. toll free at 888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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